Form C

Cover Page

Name of issuer:

Noyack Fine Art I, LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 5/17/2023

Physical address of issuer:

33 Park Place
Suite 400
New York NY 10007

Website of issuer:

https://wearenoyack.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third

party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Class A Units

Target number of securities to be offered:

2,500

Price:

$20.000000

Method for determining price:

Dividing pre-money valuation of $5,000 by number of Units outstanding on a fully diluted basis. Interests will be sold in increments of $20.00/Unit.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$15,963.00	$0.00
Cash & Cash Equivalents:	$5,000.00	$0.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$41,698.00	$677.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($30,058.00)	($677.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal

shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Noyack Fine Art I, LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Stephen I. Robie	CFO	NOYACK	2023
Charles J. Follini	Founder and CEO	NOYACK	2023
Andrea Pemberton	Curator	Ten Paces	2023

		Media	
Amy Young	Managing Director, Strategic Partnerships, Capital Markets	Microsoft	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Stephen I. Robie	CFO	2023
Charles J. Follini	Founder and CEO	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Noyack Capital LLC	250.0 Class A Units	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are

outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> *The Company is a new company, and our business model is untested.* The Company was formed in May 2023 and has no operating history. We cannot make any assurance that our business model will be successful.
>
> *We do not expect to generate any material amount of revenues*

We do not expect to generate any material amount of revenues and rely on the Administrator to fund our operations. Our operations will be dedicated to acquiring, maintaining, and strategically disposing a diversified portfolio of pieces of fine art (the "Portfolio"). We do not expect to generate any material amount of revenues or cash flow unless and until all or a portion of the Portfolio is sold. Furthermore, no profits will be realized by our investors unless the Portfolio is sold for more than we acquire it and there are sufficient funds, after all applicable costs and expenses, to effectuate a distribution to holders of the Units. Accordingly, we will be completely reliant on our Administrator to fund our operations.

The Portfolio may be sold at a loss or at a price that results in a distribution that is below the purchase price of the Units, or no distribution at all. Any sale of all or a portion of the Portfolio could be effected at an inopportune time, at a loss and/or at prices that would result in a distribution of cash that is less than the price paid by investors to purchase the Units. We intend to hold the Portfolio for an extended period of time and may choose to sell opportunistically all or a portion of the Portfolio if market conditions are favorable, which we believe is necessary to achieve optimal returns. Although the value of some or all of the Portfolio may decline in the future, we have no current intention nor economic incentive to sell the Portfolio at a loss. In the future, we may elect to do so if we determine that such a transaction would be necessary to satisfy our fiduciary obligations to the holders of the Units. Lastly, circumstances may arise that may compel us to sell all or a portion of the Portfolio at an inopportune time and potentially at a loss, such as if we face litigation or regulatory challenges. Investors should be prepared to hold their Units for an indefinite period of time, as there can be no assurance that the Units can ever be resold or that all or a portion of the Portfolio can ever be sold or that any sale would occur at a price that would result in a distribution of more than $20.00 per Unit.

There is no public trading market for the Units. There is no public trading market for the Units and the Company does not expect one to ever develop; therefore, it will be difficult for you to sell your Units. In addition, the Company is selling the Units in reliance upon exemptions from registration under the Securities Act and the securities regulations of the various states. As a result, the Units may not be sold unless they are subsequently registered under the Securities Act and the securities laws of the applicable states, if so required, or unless an opinion of counsel or other evidence satisfactory to the Company is obtained which states that such registration is not required. We do not contemplate registering the Units under the Securities Act or under any such state securities laws. For these reasons, it will be difficult for you to sell your Units.

The timing and potential price of a sale of all or a portion of the Portfolio are impossible to predict, so investors need to be

prepared to own the Units for an uncertain or even indefinite period of time. We intend to hold the Portfolio for an investment period of approximately five (5) years following the initial closing of the offering, although the Portfolio will be perpetually available for sale following the offering and we will evaluate any reasonable third-party offers to acquire all or a portion of the Portfolio. In addition, the occurrence of certain events may compel us to sell the Portfolio. Accordingly, a risk of investing in the Units is the unpredictability of the timing of a sale of the Portfolio and the unpredictability of funds being available for cash distribution. Investors should be prepared for both the possibility they will not receive a cash distribution for many years, if ever, and the contrary possibility that they may receive a cash distribution at any time following the completion of the offering. An investment in the Units is unsuitable for investors that are not prepared to hold their Units for an indefinite period of time, as there can be no assurance that the Units can ever be resold or that the Portfolio can be sold within any specific timeframe, or at all.

There is no assurance that the Company will be able to successfully implement a liquidity transaction. Although we currently intend to complete a transaction or series of transactions providing liquidity to our Members following the expiration of the investment period, our governing documents do not require the Company or the Administrator to pursue such a liquidity transaction. Market conditions and other factors could cause us to delay the commencement of a liquidation or other type of liquidity transaction, such as a merger, beyond five (5) years from the termination of the offering. If we adopt a liquidity transaction, the time of the consummation of such transaction may depend on the financial markets and other economic conditions. We cannot guarantee that any liquidity transaction will be successful, and as a result your Units may continue to be illiquid and you may, for an indefinite period of time, be unable to convert your investment into cash.

Our business model involves certain costs, some of which are to be paid for in the issuance of equity which will have a dilutive effect on the holders of the Units. There are various services required to administer our business and maintain the Portfolio. Pursuant to the administrative services agreement, the Administrator will manage all administrative services relating to our business and the maintenance of the Portfolio. The Company will pay the Administrator an annual asset management fee equal to 2.0% of the value of the Units outstanding at the beginning of each fiscal year, which fee may be paid in whole or in part through the issuance of Units. Such dilutive issuances, which will commence following the final closing of the offering, will have a dilutive effect on the holders of the Units and will effectively reduce the tangible book value per Unit over time. In addition, we remain responsible for paying directly or reimbursing the

Administrator, as the case may be, for all costs and expenses of the Company's operations. Accordingly, investors may suffer losses, or reduced returns associated with the asset management fee and the payment of the operating expenses.

In the event we are able to sell the Portfolio, your potential investment returns will be lower than the actual appreciation in value of the Portfolio due to applicable commissions, fees and expenses. In the event all or a portion of the Portfolio is sold, your distribution of cash proceeds, if any, will be reduced by commissions, fees and expenses incurred as a result of administering, marketing and selling the Portfolio, as well as dilution from Unit issuances to the Administrator pursuant to the administrative services agreement. Transaction costs incurred as part of the sale of the Portfolio will differ depending on whether we choose or are able to sell the Portfolio privately or through public auction(s). In a public auction, the principal transaction costs are a seller's commission and a buyer's premium (a form of selling commission, based on a graduated scale set by each auction house), both of which reduce the net proceeds received by a seller from what a buyer ultimately pays. The final reported sales price includes the hammer price (i.e., the price at which the auctioneer declared the winning bid), and the buyer's premium. The buyer may also separately incur additional sales or VAT taxes, fees, or royalties. A seller typically receives the hammer price less the seller's commission, if any. The economic terms negotiated between the seller and the auction house can vary widely depending on a number of factors, including the value and importance of the specific work, whether the work is sold as an individual piece or part of a larger collection, anticipated demand levels, and other factors. In addition, the proceeds receivable by a seller are less favorable if the work is subject to a pre-auction guaranty. If we sell the Portfolio in private transactions, there may be sales commissions payable to third parties who arrange for the sale transaction or, if no seller's agent is engaged in connection with such sale, the Administrator may charge a sales commission in connection with such sale. While we believe we may be able to substantially reduce the transaction costs of selling the Portfolio, they will not be entirely eliminated. In addition, Units may be issued by the Company to the Administrator, pursuant to the administrative services agreement, plus the Administrator may be entitled to a 15% profits interest upon a sale of the Portfolio. Accordingly, your investment returns upon Portfolio disposition, if such a sale can occur and if such sale can generate sufficient funds for a distribution after accounting for applicable fees and expenses, may be significantly lower than the actual rate of appreciation of the Portfolio.

There is no assurance of appreciation of the Portfolio or sufficient cash distributions resulting from the ultimate sale of the Portfolio. There is no assurance that the Portfolio will

appreciate, maintain its value, or be sold at a profit. The marketability and value of the Portfolio will depend upon many factors beyond our control. There can be no assurance that there will be a ready market for all or a portion of the Portfolio, since investment in artwork is generally illiquid, nor is there any assurance that sufficient cash will be generated from the sale of the Portfolio to compensate investors for their investment. Even if the Portfolio does appreciate in value, the rate of appreciation may be insufficient to cover our administrative costs and expenses.

The value of the Portfolio is subjective. The value of the Portfolio is inherently subjective given its unique character. The future realizable value of fine artwork may differ widely from its estimated or appraised value for a variety of reasons, many of which are unpredictable and impossible to discern. In addition, the net realizable value to a seller at auction is often significantly lower than the published sale price because the net proceeds are typically reduced by all or a portion of the buyer's premium and there may also be a sales commission. For non-cash generating assets, such as fine art, valuation is heavily reliant on an analysis of sales history of similar artwork. Experts often differ on which historical sales are comparable and the degree of comparability. The attempt to discern value from historical sales data is extremely challenging for a variety of reasons, including, without limitation: (i) *Qualitative Factors.* Differences in perceived quality or condition between the subject work and the so-called "comparable" sale. Perceived differences in the physical quality and condition of the respective works require subjective judgments as to the valuation impact attributable to such differences. (ii) *Lack of Reliable Data.* Data from non-auction sales, comprising a majority of all sales, is largely unavailable and historical sales data may be inaccurate. Also, data may be stale or unavailable to the public because comparable works may remain off-market for extended periods of time, often for generations. Even for public auctions, sale prices may be incorrectly reported due to credits for guarantees entered into with buyers (though under current rules in certain jurisdictions, these are required to be deducted from the reported sale price), or other credits provided to potential buyers. (iii) *Idiosyncratic Factors.* Idiosyncratic motivations of a buyer or seller may significantly affect the sale price. These motivations may relate to an emotional attachment to the work, ego, financial, estate or tax planning objectives, the desire to enhance or complete a specific collection objective, perceptions of supply and scarcity, and other factors. (iv) *Timing Differences.* Historical transactions must be viewed in light of market conditions at the time compared to current conditions. Overall market conditions are difficult to track in recent periods and extremely difficult to discern for historical periods. Harder still, is the ability to track the relative popularity of specific works, artists, and genres over historical periods. (v) *Market Depth.* Sale prices only reflect the price a single

(v) *Market Depth.* Sale prices only reflect the price a single buyer was willing to pay for a work, so it is very difficult to determine the depth of demand, as defined by the number of potential buyers that are ready, willing, and able to purchase an artwork at or below a given price level. (vi) *Entanglements.* It is not uncommon in the art market for buyers, sellers, and intermediaries to enter into private contractual arrangements that may affect the selling price in a specific transaction. It is often impossible to know of the existence or terms of any such contractual arrangements. Accordingly, due to the inherent subjectivity involved in estimating the realizable value of the Portfolio, any appraisal or estimate of realizable value may prove, with the benefit of hindsight, to be different than the amount ultimately realized upon sale and such differences can be, and often are, material.

Since the valuation of high-end artwork relies in large part on an analysis of historical auction sales, it is more difficult to accurately determine fair value of artwork by artists that have fewer auction sales. Certain well-known artists have a relatively large global collector base and a well-established track record of auction sales over a lengthy period. These artists were also extremely prolific during their careers, so their artwork is frequently bought and sold at auction. This relatively large volume of data makes estimates of historical pricing trends and fair value ranges for artwork produced by these artists more reliable. By contrast, valuation of works by other artists who have a smaller collector base and/or a shorter track record of auction sales is comparatively more difficult and such assessments are generally prone to wider margins of error. When assessing the historical auction performance of artwork by a particular artist, investors are urged to consider the volume of public auction data available. As a general matter, historical pricing trends and fair value estimates are more likely to be more accurate for artists with higher volumes of prior auction sales than pricing trends and estimates for artists that have fewer historical auction sales. Accordingly, there is a higher risk that we may overpay for, or misprice, artwork by artists with fewer auction sales than those with higher volumes of prior auction sales.

Our appraisal of the fair value of the Portfolio may not be reflective of the value of the Units or the realizable value of the Portfolio. The Administrator will estimate the fair value of the Portfolio for purposes of preparing our financial statements in accordance with generally accepted accounting principles in the United States. For the reasons set forth elsewhere in this "Risk Factors" section, any such valuation is inherently subjective and may not represent the actual realizable value of the Portfolio. In addition, because an investment in the Company represents not just the physical Portfolio, but also our administrative, cost, tax and governance structure, coupled with the fact that the timing of a sale of the Portfolio is unknown, the value of the Units may be significantly different than the proportionate indirect

significantly different than the proportionate indirect ownership of the Portfolio that they represent. In addition, the Administrator will consider a variety of factors in making any determination to sell all or a portion of the Portfolio and the appraised value of the Portfolio may not be indicative of the price at which the Administrator would determine to sell the Portfolio.

An investment in the Portfolio is subject to various risks, any of which could materially impair the value of the Portfolio and the market value of the Units. Investing in the Portfolio is subject to the following risks: (i) *Authenticity.* Claims with respect to the authenticity of a work may result from incorrect attribution, uncertain attribution, lack of certification proving the authenticity of the artwork, forgery of a work of art, or falsification of the artist's signature. We generally obtain representations of authenticity from sellers, but these representations may not effectively eliminate the risk. (ii) *Provenance.* Claims related to provenance, or history of ownership, are relatively common and allege that an artwork has an uncertain or false origin. Buyers may also negatively perceive some elements of the prior ownership history, or whether the work is considered to have sold too often in the past. With respect to the Portfolio, buyers may negatively perceive our ownership in one or more of the pieces in the Portfolio when considering a purchase. (iii) *Condition.* The physical condition of an artwork over time is dependent on technical aspects of artistic workmanship, including the materials used, the manner and skill of application, handling and storage, and other factors. (iv) *Physical Risks.* The Portfolio is subject to potential damage, destruction, devastation, vandalism, or loss as a result of natural disasters (flood, fire, hurricane), crime, theft, illegal exportation abroad, etc. (v) *Legal Risks.* Fine art ownership is prone to a variety of legal challenges, including challenges to title, nationalization, purchase of work of art from an unauthorized person, risk of cheating, money laundering, violation of legal regulations, and restitution issues. Purchasing from major auction houses and reputable galleries can reduce but not eliminate these risks. (vi) *Market Risks.* The art market is prone to change due to a variety of factors, including changes in transaction costs, substantial changes in fees, tax law changes, export licenses, etc., changes in legal regulations, changes in attitudes toward art as an investment, changes in tastes, trends (fashion) and changes in supply, such as the liquidation of a major collection. These risks can be specific to certain geographies. (vii) *Economic Risks.* Art values and demand are affected by economic confidence among ultra-high-net-worth individuals. (viii) *Fraud Risk.* The art market is unregulated and prone to abusive practices, including price manipulation, disguised agencies, and lack of transparency. Although, acting as agent for the Company, the Administrator has agreed to conduct due diligence in connection with its purchase of the Portfolio, no amount of due diligence can completely insulate a buyer against

these risks and if any of these risks materialize, the value of the Portfolio may decline, and the value of the Units would be adversely affected.

If some or all of the Portfolio is eventually displayed in a gallery space or other location, it could be damaged, and insurance may not cover all of the damages, or even if insurance does cover the damages, it may cause some or all of the Portfolio to be unsaleable. It is planned that the Portfolio will be permanently stored in the United States, though it might be displayed internationally. We plan to obtain and maintain insurance coverage for the Portfolio. However, some or all of the Portfolio may be damaged while being displayed and our insurance may not be able to cover all of the damages resulting therefrom, and even if insurance does cover such damages, the damages may result in some or all of the Portfolio being unsaleable. Accordingly, damage or destruction of the Portfolio will have a material adverse impact on the value of the Portfolio and, consequently, the value of the Units.

We may not be able to find a buyer for some or all of the Portfolio at a reasonable price. Art is a highly illiquid asset, and a significant percentage of objects go unsold when sent to auction. Even in the event that we attempt to sell the Portfolio, we cannot guarantee that there will be a buyer at any reasonable price. Additionally, if the Portfolio does go to an auction sale and is not sold, such failure could damage the reputation of the Portfolio in the marketplace and make it even more difficult to sell in the future.

Temporary popularity of some paintings or categories of art may result in short-term value increases that prove unsustainable as collector tastes shift. Temporary consumer popularity or "fads" among collectors may lead to short-term or temporary price increases, followed by decreases in value. The demand for specific categories of art and artists is influenced by changing trends in the art market as to which collecting categories and artists are most sought after and by the collecting preferences of individual collectors. These conditions and trends are difficult to predict and may adversely impact our ability to sell some or all of the Portfolio for a profit. These risks of changes in popularity may be greater for a living or emerging artist, as compared to other categories which may have a proven valuation track record over a longer period of time. These trends could result in reduced profitability or a loss upon the sale of the Portfolio.

We could be exposed to losses in the event of title or authenticity claims. The buying and selling of artwork can involve potential claims regarding title, provenance and/or authenticity of the artwork. Authenticity risk related to works of art may result from incorrect attribution, uncertain attribution, lack of certificate proving the authenticity of the artwork, purchase of a non-authentic artwork, or forgery. In the event of a title or authenticity claim against us by buyers of the Portfolio from us, we

would seek recourse against the sellers of the Portfolio pursuant to authenticity and title representations obtained at the time of purchase, but a claim could nevertheless expose us to losses. In addition, we do not maintain liquid assets to defend or settle any such legal claims and would be reliant on the Administrator to outlay the cost of such defense or settlement.

Ownership of the artists' works may be concentrated, and any large-scale divestiture of a collection could negatively affect prices. If any major collector were to liquidate a large number of pieces of art by one or more of the artists, the supply and demand dynamic could shift dramatically. A significant increase in the number of pieces of art by any artist available for sale could reduce prices.

The Portfolio could be subject to damage, theft, or deterioration in condition, which could have a material adverse effect on the value of some or all of the Portfolio. We plan to store the Portfolio in a protected environment with security measures, but no amount of security can fully protect a piece of art from damage or theft. The damage or theft of valuable property, despite these security measures could have a material adverse impact on the value of the Portfolio and, consequently, the value of the Units. The Company maintains insurance, but there is no guaranty that such coverage would be adequate to mitigate all of such losses.

Changes in opinions by experts in the artwork regarding authenticity could damage or eliminate the value of the Portfolio. Authenticity is often completed by art world experts, and opinions often matter more than scientific data. If a well-respected art expert were to opine negatively on the authenticity of some or all of the Portfolio, it could reduce or eliminate the value of the Portfolio.

Insurance coverage for the Portfolio does not cover title claims and may not cover all possible contingencies, exposing us to losses resulting from the damage or loss of some or all of the Portfolio. We plan to maintain insurance coverage for the Portfolio against its damage or loss. Our insurance coverage does not cover title claims and may expressly exclude damage caused by war, losses caused by chemical or biological contamination and certain other potential loss scenarios. Accordingly, in the event of a successful claim that we do not have valid title and ownership to some or all of the Portfolio, we would rely solely on the representations obtained from the seller to compensate us for such losses, which may prove to be inadequate. In addition, uncovered damage or destruction of the Portfolio that is not fully covered by insurance could have a material adverse impact on the value of the Units.

Industry sales cycles can be unpredictable. Purchase behavior by collectors is generally unpredictable due primarily to the discretionary nature, relative scarcity, and high values of art purchases. An art buyer may typically purchase art

of art purchases. An art buyer may typically purchase art when excess liquidity is abundant. When economic conditions preclude art collectors from purchasing some or all of the Portfolio, such a downturn in sales will affect our ability to sell the Portfolio. Additionally, many art buyers have significant access to credit to facilitate the purchase of artwork and any changes which would cause art collectors to not access credit could have a serious impact on collectors' ability to purchase some or all of the Portfolio.

Purchasing pieces of art in privately negotiated transactions may involve greater risk than purchasing artwork at a public auction. There are differences between purchasing artwork in a private transaction and purchasing at a public auction. Auctions are generally conducted by large companies that often perform higher levels of research and due diligence than private galleries or agents. Auction houses typically have greater financial and other resources as compared to private galleries or agents. Accordingly, if an authenticity claim were to arise, an auction house would likely have greater financial resources (and/or higher levels of insurance coverage) to be able to address such claims than private galleries or agents. In addition, sales practices by auction houses are regulated by laws in the countries in which they operate. These laws vary by jurisdiction but generally prevent unfair and improper practices and require certain mandatory disclosures. By contrast, private galleries and agents are largely unregulated and operate under general legal principles of agency which do not necessarily require the level of fairness, transparency and disclosure that apply to public auctions. Accordingly, there may be higher risks attendant to purchasing artwork in privately negotiated transactions.

We are totally reliant on the Administrator to maintain and sell the Portfolio and manage our administrative services. We do not plan to have employees or intend to maintain or generate any cash flow prior to the sale of the Portfolio. Accordingly, we are totally reliant on the performance of the Administrator under the administrative services agreement to conduct the Company's day-to-day operations. We will rely on the Administrator to perform or administer all necessary services to maintain the Portfolio, including obtaining insurance and ensuring appropriate storage. The Administrator is also responsible for all administrative services required to maintain our Company, including professional services, regulatory filings, tax filings and other matters. The Administrator has not yet developed a track record of successful performance of these activities. If the Administrator were to default on its obligations under the administrative services agreement, it would be extremely difficult for us to replace the Administrator or internally manage these functions given our lack of cash flow and lack of employees. Accordingly, in the event of a material default by the Administrator under the administrative services agreement, we would likely be forced to sell the Portfolio

agreement, we would likely be forced to sell the Portfolio. We cannot provide assurance that the timing and/or terms of any such sale would be favorable.

We are totally reliant on the Administrator to maintain sufficient capital resources to pay our fees, costs, and expenses. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the administrative services agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

The Administrator will have complete authority to administer our business consistent with the terms and conditions of our operating agreement, other than certain amendments to the operating agreement and the administrative services agreement. The Administrator will have sole voting power over all matters, including mergers, consolidations, acquisitions, winding up and dissolution, except, the Administrator shall not have the authority to do any of the following without first obtaining the prior approval or consent of the holders of a majority of the Units, except as otherwise set forth in the Company's operating agreement: (i) Amend, waive, or fail to comply with any material provision of the operating agreement that disproportionately and adversely affects the holders of the Units; (ii) Incur debt for borrowed money or engage in business activities that are unrelated to the ownership, maintenance, promotion, and sale of artwork; or (iii) Issue additional Units for cash other than pursuant to the agreements described herein. Additionally, the Administrator, in its sole and absolute discretion, may decide to sell some or all of the Portfolio at any time and in any manner. The Company will own the Portfolio for an indefinite period and may sell some or all of the Portfolio at any time following the final closing of the offering. There is no guaranty that any sale of the Portfolio will be successful, or if successful, that the net proceeds realized by holders of Units from such transaction will be reflective of the estimated fair market value of the Units at such time. The Administrator will be entitled to reimbursement for costs and expenses associated with any such transaction and may earn fees for such transactions to the extent permitted by applicable laws, rules and regulations, and there can be no assurance that there will be any remaining net proceeds to be distributed after payment of such costs and expenses. In addition, the Company's operating agreement permits the Administrator, in its sole and absolute discretion, to retain some or all of the proceeds from the sale of the Portfolio to acquire additional pieces of art rather than distributing such proceeds to the holders of the Units. This concentration of control in the Administrator may delay, deter or prevent acts that would be favored by holders of the Units. The interests of the Administrator may not always coincide with the interests of the holders of the Units. As a result, the value of the Units could decline, or

Units. As a result, the value of the Units could decline, or holders of the Units might not receive a premium over the then-current value of the Units upon a sale.

Holders of the Units do not elect or vote on the Administrator and have limited ability to influence decisions regarding our business. Our operating agreement provides that our assets, affairs and business will be managed under the direction of the Administrator. Holders of the Units do not elect or vote on the Administrator, and the Administrator may only be removed by the affirmative vote of holders of two-thirds (2/3) of the Units (excluding those held by the Administrator) and only for “cause”, as defined in the operating agreement. Accordingly, unlike the holders of common stock in a corporation, holders of Units have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business.

The Administrator’s financial arrangements may result in misalignment between its interests and the interests of holders of the Units. The Administrator and its affiliates will have substantially complete discretion to determine when and if to sell some or all of the Portfolio. Since the Administrator earns administrative fees and incurs maintenance and other ongoing costs for so long as the Portfolio is owned by us, the Administrator may have economic incentives or disincentives to sell the Portfolio that are misaligned with the interests of the holders of the Units. Accordingly, there is a risk that the Administrator and its affiliates will have conflicts of interest, and no assurance can be given that any such conflicts will be resolved in a manner that is in the best interests of the holders of the Units.

The Administrator and its senior management have other business interests and obligations to other entities. The Administrator and its senior management engage in other business activities, and as a result conflicts of interest will arise with respect to senior management’s obligations to provide services to the Administrator, in its capacity as the Administrator of the Company, as opposed to affiliates of the Administrator and to the other business ventures in which those affiliates may participate. Senior management will, therefore, have conflicts of interest in allocating management time, services and functions among these existing companies and businesses. In addition, neither the Administrator nor its senior management will be required to manage us as their sole and exclusive function, and they will have other business interests and will engage in other activities in addition to those relating to us. We are dependent on the Administrator and its officers and employees to successfully operate us. Their other business interests and activities could divert time and attention from operating our business.

The Administrator may receive fees from buyers of the Portfolio if it sells without engaging an intermediary. The Administrator may determine to sell some or all of the

Administrator may determine to sell some or all of the Portfolio without engaging a third-party intermediary, in which event, the Administrator would charge the buyers a reasonable fee not to exceed the lowest published buyer's premium charged by Sotheby's, Christie's or Phillips in effect at such time.

Our operating agreement and the administrative services agreement contain provisions that exculpate the Administrator and its affiliates, and certain other persons engaged on behalf of the Administrator from liabilities with respect to certain actions taken, even if such actions are negligent, which also reduces the remedies available to investors for certain acts by such persons. Our operating agreement and the administrative services agreement limit the liability of the Administrator, its affiliates, managers, officers, and members. None of the foregoing persons shall be liable to us or the Administrator or any other member of us for any action taken or omitted to be taken by it or by any other person with respect to us, including any negligent act or failure to act, except in the case of a liability resulting from any of the foregoing person's own actual fraud, gross negligence, willful misconduct, bad faith, breach of fiduciary duties that have not been waived, reckless disregard of duty or any intentional and material breach of the operating agreement or conduct that is subject of a criminal proceeding (where such person has reasonable cause to believe that such conduct was unlawful). With the prior consent of the Administrator, any of the foregoing persons may consult with legal counsel and accountants with respect to our affairs (including interpretations of the operating agreement) and shall be fully protected and justified in any action or inaction which is taken or omitted in good faith, in reliance upon and in accordance with the opinion or advice of such counsel or accountants. In determining whether any of the foregoing persons acted with the requisite degree of care, such person shall be entitled to rely on written or oral reports, opinions, certificates and other statements of the officers, employees, consultants, attorneys, accountants and professional advisors of us selected with reasonable care, provided that no such person may rely upon such statements if it believed that such statements were materially false. The foregoing limitations on liability reduce the remedies available to the holders of the Units for actions taken which may negatively affect us.

The holders of the Units will have very limited voting rights, and the Administrator will have the authority to sell some or all of the Portfolio without the approval of the holders of the Units. Our operating agreement provides that the assets, affairs and business of our Company will be managed under the direction of the Administrator, which, in its sole and absolute discretion, will have the ability to sell all or any portion of the Portfolio at any time and in any manner. The holders of the Units do not elect or vote on the Administrator. The holders of the Units will have voting rights only with respect to certain matters

voting rights only with respect to certain matters, primarily relating to amendments to our operating agreement or the administrative services agreement that would adversely change the rights of the holders of the Units or to remove and replace the Administrator. Generally, matters to be voted on by the holder of the Units must be approved by a majority of the votes cast by all Units present in person or represented by proxy, although the vote to replace the Administrator requires a two-thirds (2/3) vote. If any vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority.

You may not be able to sell the Units at or above the offering price or at all. The initial offering price for the Units is above their initial net tangible asset value due to the fact that the Company will only own the pieces of art acquired in the Initial Contribution at the time of the closing of the offering. Prior to the offering, no public market exists for the Units. You may not be able to sell your Units at or above the Transaction Price, or ever. Investors should be prepared to hold their Units for an indefinite period, as there can be no assurance that the Units can ever be tradable or sold.

There is a risk the offering will not close. There are numerous possible scenarios pursuant to which the offering may be abandoned prior to the initial closing, including a material adverse change or event in the capital markets or art markets, which could make it impracticable to consummate the offering. The emergence of material litigation regarding the Company and/or involving the Company, material physical damage to the artwork in the Initial Contribution prior to the initial closing, the outbreak of war or hostilities, or the Administrator's determination that the offering should be delayed, suspended, or abandoned, due to these or other unforeseeable events.

If we face litigation related to the offering, we may elect to auction some or all of the Portfolio and the proceeds of any sale at such auction may be insufficient to provide an adequate remedy. Further, if investors successfully seek rescission, we would face severe financial demands that we may not be able to meet. The Units have not been registered under the Securities Act and are being offered in reliance upon the exemption provided by Section 4(a)(6) of the Securities Act, including Regulation Crowdfunding promulgated thereunder. We represent that this Offering Circular does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact or if the offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation Crowdfunding, each investor may have the right to rescind his, her or its purchase of the Units and to

receive back from us his, her or its purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we may elect to sell some or all of the Portfolio and there can be no assurance that the proceeds of any such sale would be an adequate remedy for our investors and we would face severe financial demands we may not be able to meet, and it may adversely affect any non-rescinding investors.

If we face litigation, unless such litigation is proven to involve fraud or intentional misconduct on the part of the Administrator or its affiliates, we may seek to sell some or all of the Portfolio, and the Administrator will be entitled to recoup its expenses in connection with defending and/or settling such litigation. Our operating agreement and the administrative services agreement indemnify the Administrator in all instances not involving fraud or intentional misconduct. In addition, while the Administrator is responsible for all ordinary and necessary expenses incurred in connection with maintaining the Portfolio and administering our Company, there is an exception for costs incurred in connection with litigation. Accordingly, if there is any litigation involving our Company which does not involve fraud or intentional misconduct, the costs relating to such litigation will be deducted from the funds to be disbursed to holders of the Units upon the sale of the Portfolio and subsequent dissolution of the Company.

We do not intend to pay distributions in the foreseeable future and may only make a distribution to the holders of the Units if some or all of the Portfolio can be sold at a profit to the price we paid and there are sufficient funds, after all applicable costs and expenses associated with the sale, to effect a distribution upon the liquidation of the Company. We do not maintain any cash balances and do not intend to pay any distributions in the foreseeable future and may only make a distribution to the holders of the Units if some or all of the Portfolio can be sold at a profit to the price paid by us and there are sufficient funds, after all applicable costs and expenses associated with the sale, to effect a distribution upon our liquidation. In addition, the Company's operating agreement permits the Administrator, in its sole and absolute discretion, to retain some or all of the proceeds from the sale of the Portfolio to acquire additional pieces of art rather than distributing such proceeds to the holders of the Units. Investors should be prepared to never receive a distribution in connection with their ownership of the Units.

The tax treatment of an investment in the Company is uncertain and subject to change. We currently expect to be taxed as a partnership, which means we do not expect to pay entity-level Federal income taxes and any income or loss arising from a sale of the Portfolio would be allocated to the holders of the Units and result in ordinary dividend income and/or capital gains for the holders of the Units. In the event the Administrator determines that there is a

In the event the Administrator determines that there is a material risk that our partnership status may not be respected by the IRS for any reason, the Administrator may restructure our operations to avoid or minimize entity-level Federal income taxes. Any such restructuring could, among other consequences, cause any gain resulting from a sale of the Portfolio being taxed at higher rates applicable to capital gains on collectibles. Prospective investors are urged to consult their advisors with respect to the tax consequences of an investment in the Company in light of their particular circumstances. In addition, the Administrator has the sole discretion to change the tax election such that the Company would be taxed as a corporation for U.S. Federal income purposes, which would mean that the Company would be required to pay entity level U.S. Federal income taxes on gains, if any, from the sale of the Portfolio. Any such change could adversely impact the net amount of funds, if any, you receive, after taxes, from a sale of the Portfolio.

Tax risk to investors seeking to invest using their individual retirement accounts, including traditional and self-directed IRAs and 401(k)s. Section 408(m) of the Internal Revenue Code of the United States treats the acquisition of any collectible, including any work of art, as a distribution from the retirement account. Distributions are taxable to the holder of the account and may be subject to early withdrawal penalties of 10% of such amount if the investor is not at least 59-1/2 years of age. The Internal Revenue Service could take the position that an investment in the Units is tantamount to the acquisition of artwork and therefore should be treated as a taxable distribution. We urge those investors seeking to use their individual retirement accounts to invest in the Units to consult with a competent tax professional prior to making an investment decision.

The Board and the Administrator of Noyack Fine Art I, LLC (the "Company") have significant control over when investors will see a return on their investment. Cash distributions will be made by the Company at such time and in such amounts as determined by the Board in its sole discretion. In addition, the Administrator, Noyack Capital LLC, will be reimbursed for all reasonable and necessary expenses paid or incurred by the operations of the Company, and may determine to sell all or any portion of the Portfolio at any point in time. Investing in the Class A Units (the "Units") of the Company involves risks and uncertainties. Please refer to the section of the Form C entitled "Risk Factors" for a discussion of factors an investor should carefully consider before deciding to invest in the Units.

The Company's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. Additionally, Charles J. Follini and Stephen I. Robie are part-time

> officers. As such, it is likely that the Company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds:
90% Portfolio Acquisition
5% Wefunder Fee
3% Working Capital
2% Other Organization and Offering Expenses

If we raise: **$124,000**

Use of Proceeds:
90% Portfolio Acquisition
5% Wefunder Fee
3% Working Capital
2% Other Organization and Offering Expenses.

The Company will use the proceeds of the offering to acquire additional pieces of fine art. The actual number of pieces of art that are ultimately acquired by the Company will depend on the aggregate amount of proceeds raised in the offering.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of

possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
Acceptance of the Investment. If the Investment Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third-party bank on behalf of issuers offering securities through Wefunder Portal.
Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments"

screen when the target offering amount is met.
Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours

prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

please see Appendix B, Investor Contracts

Priced Round: $5,000.00 pre-money valuation. $4,629,000.00 post-money valuation (includes the contribution of a $4,500,000.00 Fine Art portfolio

which will take place at the initial closing).

See exact security attached as Appendix B, Investor Contracts

Noyack Fine Art I, LLC ("NFA" or the "Company") is offering up to 6,200 Class A Units, at a price per Unit of $20.00.

The campaign maximum is $124,000.00 and the campaign minimum is $50,000.00.

Class A Units are entitled to receive any and all net proceeds from the sale of any artwork and/or the Portfolio up to $20.00 per Class A Unit before any payment is made to the Administrator. If and to the extent the Class A Members have received $20.00 per Class A Unit following a sale of any artwork and/or the Portfolio and there are additional net proceeds remaining, then **(i) 85% of such remaining amount shall be distributed to the Class A Members, pro rata in proportion to the number of Class A Units held by each such Member, and (ii) 15% of such remaining amount shall be distributed to the Administrator.**

NET PROCEEDS require the following payments PRIOR to any distribution: (1) payments of principal, interest, charges and fees pertaining to any of the Company's indebtedness; (2) costs and expenses incurred in the conduct of the Company's business (including any costs and expenses incurred in connection with the sale of all or a portion of the Portfolio); and (3) amounts reserved to meet the reasonable needs of the Company's business. Notwithstanding anything herein to the contrary, no Member may receive a Distribution to the extent that, after giving effect to the Distribution, all liabilities of the Company exceed the fair market value of the assets of the Company.

The Administrator will be entitled to receive an annual asset management fee (the "Fee") equal to 2.0% of the value of the total Class A Units outstanding per annum, issued on a quarterly basis in arrears, commencing on the date of the initial closing of an offering. The Fee is payable, at the sole option of the Administrator, in Units (valued at the then current transaction price) or cash (funded by proceeds from the offering). There is no overall limit on the number of Units that may be issued to pay the Fee.

The Administrator also will be reimbursed for all reasonable and necessary expenses paid or incurred by the Administrator in connection with the operation of NFA, including, without limitation, all organization and offering expenses associated with an offering, expenses associated with the acquisition, maintenance and disposition of some or all of the Portfolio, and legal and

disposition of some or all of the Portfolio, and legal and accounting fees. These expenses will be paid from the Company's working capital, which will include proceeds from an offering, operating revenues, and proceeds from the sale of some or all of the Portfolio.

Cash distributions will be made by NFA at such time and in such amounts as determined by the Board in its sole discretion. The Administrator shall receive a subordinated participation in future distributions, upon the sale of the Portfolio or the sale of any individual piece of artwork if the Administrator determines to distribute the proceeds of such individual sale to the Members of the Company.

Class A Units are entitled to receive any and all net proceeds from the sale of any artwork and/or the Portfolio up to $20.00 per Class A Unit before any payment is made to the Administrator. If and to the extent the Class A Members have received $20.00 per Class A Unit following a sale of any artwork and/or the Portfolio and there are additional net proceeds remaining, then (i) 85% of such remaining amount shall be distributed to the Class A Members, pro rata in proportion to the number of Class A Units held by each such Member, and (ii) 15% of such remaining amount shall be distributed to the Administrator.

The Administrator may determine to sell all or any part of the Portfolio without engaging a third-party intermediary, in which event, the Administrator would charge the buyer(s) of the Portfolio a reasonable fee not to exceed the lowest published buyer's premium charged by Sotheby's, Christie's or Phillips in effect at such time.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No:

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investment Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company

and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	1,500,000	250	Yes

Securities Reserved for

Class of Security	Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

On each matter where the Class A Unit Holders (the "Members") have a right to vote, each Unit (other than those owned by the Administrator) shall be entitled to and shall constitute one (1) vote, and all voting Units shall vote together as a single class, except as otherwise set forth in our operating agreement, or otherwise required by the Delaware Limited Liability Company Act (the "Delaware Act"). In determining any action or other matter to be undertaken by or on behalf of us, each Member shall be entitled to cast a number of votes equal to the number of Units that such Member holds, with the power to vote, at the time of such vote. Unless otherwise set forth in our operating agreement, or otherwise required by the Delaware Act, the taking of any action by us which requires a vote of the Members as set forth above shall require the receipt of votes from Members holding a majority of the Units to constitute a quorum, provided that in the case of a proposed removal of the Administrator for any reason, an affirmative vote of holders of two-thirds (2/3) of the Units shall be required to authorize and approve such action. In determining the outcome of any vote at a meeting, Unitholders that abstain or do not vote will effectively be counted as votes against such action. Units owned by the Administrator shall have no voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or

which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the Unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the Unitholders** may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The Unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The Unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt,

SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional Units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our **Class A Units** that take into account factors such as the following:

- unrelated third-party valuations of our Class A Units;
- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of those securities relative to those of our Class A Units;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our Class A Units;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer

confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the

interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from Unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for Unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its Unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2024	Regulation D, Rule 506(c)	Class A Units	$5,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Noyack Capital LLC
Amount Invested	$5,000.00
Transaction type	Priced round
Issue date	02/28/24
Relationship	Administrator

Initial Capital Contribution

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this

of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- ☑ Yes
- ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Noyack Fine Art I, LLC (the "Company") was formed as a Delaware limited liability company in May 2023 to facilitate the acquisition, administration, and strategic disposition of a diversified portfolio of pieces of fine art (the "Portfolio"). The Company's primary business activities are expected to consist of investing in, maintaining, promoting, and ultimately selling some or all

of the Portfolio. Our strategy will be to promote and periodically display the Portfolio so as to enhance its value and broaden its exposure to the art-viewing public. We believe that, for many investors, the Units (as defined below) represent an effective means to gain economic exposure to the Portfolio and, by extension, to the fine art market.

We are offering up to $124,000 of our Class A Units (the "Units"), representing Class A limited liability company interests, at an initial offering price of $20.00 per Unit, a price that was arbitrarily determined by the Administrator, for a period of twelve (12) months following the commencement of the offering. The Company will use the proceeds of the offering to acquire additional pieces of fine art. The actual number of pieces of art that will be acquired by the Company will depend upon the aggregate amount of the proceeds of the offering. The Company also will issue Units to sellers of artwork as partial or total consideration for the purchase of such artwork. Any Units issued as consideration for the acquisition of artwork will be in addition to the Units issued in the offering.

The day-to-day operations of the Company are administered by Noyack Capital LLC (the "Administrator"), which is an affiliate of Charles J. Follini, the current owner of the initial pieces of fine art that are being contributed to the Company. The Administrator performs its duties and responsibilities pursuant to the terms of the Company's operating agreement and an administrative services agreement. The Administrator and its affiliates have the exclusive right and power to manage and operate the Company, including, without limitation, the right to select which pieces of art are to be acquired and the purchase price and form of consideration to be paid for the artwork.

Concurrently with the initial closing of the offering, Mr. Follini will be contributing thirty-one (31) pieces of fine art to the Company (the "Initial Contribution") for an aggregate purchase price of approximately $4,500,000 (the "Purchase Price"), which shall be payable by the Company through the issuance of approximately 225,000 Units valued at the $20.00 initial offering price per Unit. The Purchase Price was determined using a process consisting of several components, including estimated values of certain pieces of art in the Initial Contribution based on sales information relating to comparable pieces of fine art and, in certain circumstances, individual appraisals of the artwork.

The pieces of art comprising the Initial Contribution include paintings and sculptures from artists such as Nicole Eisenman, Toyin Ojih Odutola, Wade Guyton, and Kara Walker. Investors can obtain pictures and

Kara Walker. Investors can obtain pictures and descriptions of the artwork contained in the Initial Contribution by contacting the Administrator.

We do not expect to generate any material amount of revenues or cash flow unless and until some or all of the Portfolio is sold and no profits will be realized by investors unless the Portfolio is sold for more than we acquire it for and we have sufficient funds after payment of all associated costs and fees in connection with the sale of the Portfolio, or the investors are able to sell their Units for a price higher than they purchased them for. We will be totally reliant on the Administrator for administrative services, including those relating to the Portfolio and to fund operations. We intend to hold and manage the Portfolio for a minimum of at least three (3) years, and during that three-year investment period, the Administrator has the sole and absolute discretion to reinvest the proceeds from the sale of any portion of the Portfolio in additional pieces of fine art.

Milestones

Noyack Fine Art I, LLC was organized in the State of Delaware in May 2023.

The Founder and CEO, Charles J. Follini, has approximately forty (40) years of experience investing in alternative investments, including fine art. Previously, Mr. Follini ran a $1 billion AUM investing syndicate comprised of High Net Worth (HNW) families. He was the Chief Investment Officer of this group for over thirty (30) years with a track record of 23% returns per annum.

Since then:

- On February 28, 2024, the Administrator, Noyack Capital LLC, made an initial capital contribution of $5,000 and purchased 250 Class A Units at $20.00 per Unit.

- Concurrently with the initial closing of the Offering, Mr. Follini, an affiliate of the Company and the Administrator, will be contributing thirty-one (31) pieces of fine art to the Company for an aggregate purchase price of approximately $4,500,000 which shall be payable by the Company through the issuance of approximately 225,000 Class A Units valued at the $20.00 initial offering price per Unit.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

The Company was organized in May 2023 and has limited operations upon which prospective investors may base an

evaluation of its performance.

Revenues & Gross Margin. For the years ended December 31, 2024 and 2023, the Company had no revenues.
Assets. As of December 31, 2024, the Company had total assets of $15,963, including $5,000 in cash. As of December 31, 2023, the Company had $0 in total assets, including $0 in cash.
Net Loss. For the years ended December 31, 2024 and 2023, the Company had net losses of $30,058 and $677, respectively.
Liabilities. The Company's liabilities totaled $41,698 for the fiscal year ended December 31, 2024 and $677 for the fiscal year ended December 31, 2023.

Related Party Transactions

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To date, the Company has been financed with $5,000 in equity.

After the conclusion of this offering, should we hit our minimum funding target, our projected runway is twelve (12) months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the offering in order to perform operations over the lifetime of the Company. We plan to raise capital in twelve (12) months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Noyack Fine Art I, LLC cash in hand is $5,000, as of May 2025. Over the last three (3) months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,900/month, for an average burn rate of $2,900 per

month. For the next twelve (12) months, the Company plans to receive financing from the Administrator to cover operational costs, and the Administrator is committed to providing funds on an as-needed basis. The Company intends to be profitable in sixty (60) months.

On February 28, 2024, Noyack Capital LLC, the Administrator and the Initial Member, made an initial capital contribution of $5,000 and purchased 250 Class A Units at $20.00 per Unit.

Since the date that our financial statements cover, there were no material subsequent events that required recognition or additional disclosure in our financial statements.

We do not expect to generate any material amount of revenues or cash flow unless and until all or a portion of the Portfolio is sold. We intend to hold the Portfolio for an investment period of up to five (5) years, although the Portfolio will be perpetually available for sale following the offering and we will evaluate any reasonable third-party offers to acquire all or a portion of the Portfolio. While the Company expects to seek a liquidity transaction within this time frame, there can be no assurance that an acceptable transaction will be available during that time period or that market conditions will be favorable for a liquidity event.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, expects to incur costs in pursuit of its capital financing plans, and has not generated any revenues or profits through December 31, 2024. For the next twelve (12) months, the Company plans to receive financing from the Administrator to cover operational costs, and the Administrator is committed to providing funds on an as-needed basis. The Company also anticipates raising funds under a Regulation Crowdfunding offering, which if and when received, will allow the Company to start executing its business plan. Before receiving Regulation Crowdfunding funds, costs to continue operating the business are minimal and management believes the Administrator will continue to cover such costs. Accordingly, management believes substantial doubt about the Company's ability to continue as a going concern is alleviated.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior

operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Stephen I. Robie, certify that:

(1) the financial statements of Noyack Fine Art I, LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Noyack Fine Art I, LLC included in this Form reflects accurately the information reported on the tax return for Noyack Fine Art I, LLC filed for the most recently completed fiscal year.

Stephen I. Robie
CFO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony

or misdemeanor:

> i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
>
> ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
>
> iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
>
> ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
>
> iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

> i. at the time of the filing of this offering statement bars the person from:
>
> > A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
> >
> > B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
> >
> > C. engaging in savings association or credit union activities? ☐ Yes ☑ No
>
> ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
>
> ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
>
> iii. bars such person from being associated with any entity or from participating in the offering of any penny stock?

from participating in the offering of any penny stock?

☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://wearenoyack.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Noyack Fine Art I LLC Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Amy Young
Andrea Pemberton
Charles J. Follini
Stephen I. Robie

Appendix E: Supporting Documents

NFA_Operating_Agreement.pdf
NFA_Administrative_Services_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Noyack Fine Art I LLC Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Amy Young
- Andrea Pemberton
- Charles J. Follini
- Stephen I. Robie

Appendix E: Supporting Documents

- NFA_Operating_Agreement.pdf
- NFA_Administrative_Services_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Noyack Fine Art I, LLC

By

Stephen I. Robie

CFO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Stephen I. Robie

CFO

8/27/2025

8/27/2025

Charles Follini

Managing Member
8/27/2025

Andrea Pemberton

Board Member and Curator
9/4/2025

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.